Sun Life Reports Third Quarter 2024 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2024 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2024, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

TORONTO, ON - (November 4, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended
September 30, 2024.
•Underlying net income(1) of $1,016 million increased $86 million or 9% from Q3'23; underlying return on equity ("ROE")(1) was 17.9%.
◦Wealth & asset management underlying net income(1): $474 million, up $17 million or 4%.
◦Group - Health & Protection underlying net income(1): $345 million, up $60 million or 21%.
◦Individual - Protection underlying net income(1): $306 million, up $9 million or 3%.
◦Corporate expenses & other(1): $(109) million net loss, consistent with the prior year.
•Reported net income of $1,348 million increased $477 million or 55% from Q3'23; reported ROE(1) was 23.8%.
•Assets under management ("AUM")(1) of $1,515 billion increased $175 billion or 13% from Q3'23.
•Increase to common share dividend from $0.81 to $0.84 per share.

“Sun Life had a strong quarter with more than $1 billion in both underlying and reported net income, showcasing the strength and diversity of our businesses,” said Kevin Strain, President and CEO of Sun Life. “These results reflect our leadership positions in asset management and insurance, driven by strong insurance growth, and a return on equity of close to 18 percent. Our results demonstrate our resolve to deliver on our Purpose to help Clients achieve lifetime financial security and live healthier lives.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q3'24	Q3'23	2024	2023
Underlying net income ($ millions)(1)	1,016	930	2,891	2,745
Reported net income - Common shareholders ($ millions)	1,348	871	2,812	2,337
Underlying EPS ($)(1)(2)	1.76	1.59	4.98	4.68
Reported EPS ($)(2)	2.33	1.48	4.83	3.97
Underlying ROE(1)	17.9%	17.7%	17.2%	17.6%
Reported ROE(1)	23.8%	16.6%	16.8%	14.9%

Growth	Q3'24	Q3'23	2024	2023
Wealth sales & asset management gross flows ($ millions)(1)	41,915	39,324	135,075	128,070
Group - Health & Protection sales ($ millions)(1)(3)	445	374	1,467	1,483
Individual - Protection sales ($ millions)(1)	730	669	2,240	1,784
Assets under management ("AUM") ($ billions)(1)	1,515	1,340	1,515	1,340
New business Contractual Service Margin ("CSM") ($ millions)(1)	383	370	1,167	872

Financial Strength	Q3'24	Q3'23
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	152%	147%
Sun Life Assurance(5)	147%	138%
Financial leverage ratio (at period end)(1)(6)	20.4%	21.8%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(4)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.9 billion as at September 30, 2024 (September 30, 2023 - $9.3 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    1

Financial and Operational Highlights - Quarterly Comparison (Q3'24 vs. Q3'23)

($ millions)	Q3'24
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	474	344	101	—	29	—
Group - Health & Protection	345	—	172	173	—	—
Individual - Protection	306	—	102	46	158	—
Corporate expenses & other	(109)	—	—	—	(17)	(92)
Underlying net income(1)	1,016	344	375	219	170	(92)
Reported net income - Common shareholders	1,348	644	382	339	32	(49)
Change in underlying net income (% year-over-year)	9%	4%	11%	18%	2%	nm(3)
Change in reported net income (% year-over-year)	55%	140%	5%	157%	(85)%	nm(3)
Wealth sales & asset management gross flows(1)	41,915	36,259	3,755	—	1,901	—
Group - Health & Protection sales(1)	445	—	124	300	21	—
Individual - Protection sales(1)	730	—	112	—	618	—
Change in wealth sales & asset management gross flows (% year-over-year)	7%	6%	11%	—	14%	—
Change in group sales (% year-over-year)	19%	—	4%	26%	31%	—
Change in individual sales (% year-over-year)	9%	—	(24)%	—	19%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q3'24 MD&A.
(3)Not meaningful.

Underlying net income(1) of $1,016 million increased $86 million or 9% from prior year, driven by:
•Wealth & asset management(1) up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection(1)(2) up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
•Individual - Protection(1)(2) up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
•Corporate expenses & other(1) were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55% from prior year, driven by:
•A decrease in SLC Management's estimated acquisition-related liabilities(3); and
•The increase in underlying net income.
•Favourable equity market impacts and improved real estate experience(4) were offset by interest rate impacts.

Underlying ROE was 17.9% and reported ROE was 23.8% (Q3'23 - 17.7% and 16.6%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 152%.

(1)Refer to section C - Profitability in the Q3'24 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the
Q3'24 MD&A.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $344 million increased $14 million or 4% from prior year, driven by:
•MFS(1) up $20 million (up US$11 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin(2) was 40.5% for Q3'24, compared to 40.8% in the prior year.
•SLC Management down $6 million: Higher fee-related earnings more than offset by a favourable tax rate(3) in the prior year and lower net seed investment income. Fee-related earnings(2) increased 6% driven by higher AUM, reflecting strong capital raising and deployment across the platform, partially offset by higher expenses. Fee-related earnings margin(2) was 24.2% for Q3'24, compared to 23.8% in the prior year.

Reported net income of $644 million increased $376 million or 140% from prior year, driven by a decrease in SLC Management's estimated acquisition-related liabilities(4), partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $11 million in reported net income.

Asset Management ended Q3'24 with $1,103 billion of AUM(2), consisting of $873 billion (US$645 billion) in MFS and $230 billion in SLC Management. Total Asset Management net outflows of $17.4 billion in Q3'24 reflected MFS net outflows of $19.1 billion (US$14.0 billion) partially offset by SLC Management net inflows of $1.7 billion.

Asset Management experienced solid fixed income flows, with MFS generating US$1.1 billion in net inflows for this asset class during the quarter. Further, SLC Management delivered strong capital raising in the quarter, driven by a large strategic multi-platform mandate where they were chosen to manage approximately $3.7 billion of fixed income investments.

On August 22, 2024, we acquired the remaining 20% interest in InfraRed Capital Partners ("lnfraRed"). Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks, contributing over $17.4 billion in AUM(2). InfraRed continues to invest in early-stage companies with long-term growth potential and build its active pipeline of growth and core yielding opportunities through co-investments. In the third quarter, InfraRed invested, directly and through co-investments, in several opportunities in the energy and fibre communications sectors, with co-investments totalling $340 million over the last 18 months.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $375 million increased $37 million or 11% from prior year, reflecting:
•Wealth & asset management down $15 million: Unfavourable credit experience partially offset by higher fee income driven by higher AUM.
•Group - Health & Protection up $36 million: Business growth and higher fee-based income.
•Individual - Protection up $16 million: Business growth and higher investment contributions.

Reported net income of $382 million increased $17 million or 5% from prior year, driven by the increase in underlying net income and favourable market-related impacts, partially offset by unfavourable ACMA(5) impacts. The market-related impacts were primarily from favourable equity market impacts and improved real estate experience, partially offset by interest rate impacts.

Canada's sales(6):
•Wealth sales & asset management gross flows of $4 billion were up 11%, driven by higher mutual fund sales in Individual Wealth, partially offset by lower defined benefit solution sales in Group Retirement Services ("GRS") and guaranteed product sales in Individual Wealth.
•Group - Health & Protection sales of $124 million were up 4%, driven by higher health sales.
•Individual - Protection sales of $112 million were down 24%, reflecting lower third-party sales.

In the third quarter, we accelerated our wealth strategy of providing innovative product solutions and expanding distribution capabilities with the launch of MyRetirement Income, an innovative first for Canadians that aims to provide retirees with a reliable source of income, while maintaining flexibility and the potential for continued investment growth. This solution leverages automated calculations to help ease the transition from saving to drawing income in retirement so that Clients can focus on living their best retirement. Additionally, we have launched our securities investment dealer platform, Sun Life Canada Securities Inc. (“SLCSI”). Our wealth offerings in SLCSI will broaden our Clients' access to wealth solutions and help them achieve lifetime financial security.

(1)MFS Investment Management ("MFS").
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(3)Underlying net income in the prior year included favourable adjustments related to tax filings.
(4)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(5)Assumption changes and management actions ("ACMA").
(6)Compared to the prior year.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$161 million increased US$21 million or 15% ($219 million increased $34 million or 18%) from prior year, driven by:
•Group - Health & Protection(1) up US$15 million: Strong business growth in Group Benefits and improved group life mortality experience partially offset by lower Dental results. Dental results were impacted by a continued acuity shift reflecting higher average utilization in remaining members as a result of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by Medicaid pricing updates and claim and expense management actions.
•Individual - Protection(1) up US$6 million: Higher net investment results, including a partial offset from unfavourable credit experience.

Reported net income of US$250 million increased US$145 million or 138% ($339 million increased $207 million or 157%) from prior year, driven by favourable ACMA impacts, the increase in underlying net income, and lower DentaQuest integration costs, partially offset by market-related impacts primarily from interest rate impacts and unfavourable real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

U.S. group sales of US$219 million were up 22% ($300 million, up 26%), driven by higher Dental and employee benefits sales. Dental sales reflected higher Medicaid and commercial dental sales.

As a leader in health and benefits in the U.S., helping members access the healthcare and coverage they need is at the core of our strategy. We recently reached the milestone of becoming the largest dental benefits provider in the U.S.(2) based on membership with approximately
35 million members. This enables us to reach even more communities throughout the U.S. including underserved areas.

We are also making it faster and easier for members to use their benefits. In the third quarter, we enhanced claims connectivity across our disability, supplemental health, stop-loss, and dental products. When a member has more than one of these products and files a single claim, all other applicable Sun Life benefits will be processed automatically, ensuring members receive all the coverage they elected without having to file additional claims. This creates an advantage for employers who buy multiple Sun Life U.S. products by ensuring members receive all of their benefits quickly and seamlessly when they need it most.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $170 million increased $4 million or 2% from prior year, driven by:
•Wealth & asset management up $18 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection down $17 million: Good sales momentum and in-force business growth, and contributions from joint ventures, were more than offset by unfavourable mortality experience, lower earnings on surplus, and higher expenses primarily reflecting continued investments in the business.
•Regional office expenses & other $3 million improved net loss primarily driven by lower incentive compensation.

Reported net income of $32 million decreased $179 million or 85% from prior year, reflecting unfavourable ACMA and market-related impacts. The market-related impacts were primarily from interest rate impacts partially offset by improved real estate experience and favourable equity market impacts.

Foreign exchange translation led to an increase of $2 million in underlying net income and an increase of $4 million in reported net income.

Asia's sales(3):
•Individual sales of $618 million were up 19%, driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth mainly in the bancassurance channel, partially offset by lower sales in International due to higher large case sales in the prior year.
•Wealth sales & asset management gross flows of $2 billion were up 14%, driven by higher fixed income fund and mutual fund sales in India, partially offset by lower money market fund sales in the Philippines and lower Mandatory Provident Fund ("MPF") sales in Hong Kong.

New business CSM of $267 million in Q3'24 was up from $238 million in the prior year, primarily driven by higher sales and stronger profit margins in Hong Kong, partially offset by lower sales in High-Net-Worth.

We are committed to helping our Clients achieve lifetime financial security by offering a broad suite of products that fulfill their needs. During the third quarter, we launched a new product(4) for high-net-worth Clients, which addresses a market need for long-term wealth accumulation potential while offering built-in estate planning.

We continue to expand our capabilities to make it easier for Clients to do business with us. In the Philippines, we implemented a new automated underwriting platform, resulting in a 50% increase in straight-through-processing by Q3, enhancing the Client experience through faster turnaround times while also delivering operating efficiencies.

(1)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(2)Based on membership as of August 2024. Ranking compiled by Sun Life and based on data disclosed by competitors.
(3)Compared to prior year.
(4)Sun Global Luna.
4    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $92 million compared to underlying net loss of $89 million in the prior year, primarily reflecting lower investment income from surplus assets.

Reported net loss was $49 million compared to reported net loss of $105 million in the prior year, driven by market-related impacts.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    5

Earnings Conference Call
The Company's Q3'24 financial results will be reviewed at a conference call on Tuesday, November 5, 2024, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3'25 period end.

Media Relations Contact:	Investor Relations Contact:
Kim Race	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 416-779-4574	Tel: 416-408-8649
kim.race@sunlife.com	david.garg@sunlife.com

6    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q3'24 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q3'24 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q3'24	Q3'23	2024	2023
Underlying net income	1,016	930	2,891	2,745
Market-related impacts
Equity market impacts	36	(21)	40	(21)
Interest rate impacts(1)	38	127	26	39
Impacts of changes in the fair value of investment properties (real estate experience)	(45)	(83)	(260)	(279)
Add: Market-related impacts	29	23	(194)	(261)
Add: Assumption changes and management actions	36	35	45	37
Other adjustments
Management's ownership of MFS shares	(10)	7	(22)	23
Acquisition, integration and restructuring(2)(3)(4)(5)(6)(7)	312	(89)	170	(113)
Intangible asset amortization	(35)	(35)	(109)	(94)
Other(8)(9)	—	—	31	—
Add: Total of other adjustments	267	(117)	70	(184)
Reported net income - Common shareholders	1,348	871	2,812	2,337
Underlying EPS (diluted) ($)	1.76	1.59	4.98	4.68
Add: Market-related impacts ($)	0.05	0.04	(0.34)	(0.44)
Assumption changes and management actions ($)	0.06	0.06	0.08	0.06
Management's ownership of MFS shares ($)	(0.02)	0.01	(0.04)	0.04
Acquisition, integration and restructuring ($)	0.54	(0.16)	0.29	(0.20)
Intangible asset amortization ($)	(0.06)	(0.06)	(0.19)	(0.17)
Other ($)	—	—	0.05	—
Reported EPS (diluted) ($)	2.33	1.48	4.83	3.97

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $19 million in Q3'24 and $63 million for the first nine months of 2024 (Q3'23 - $21 million; for the first nine months of 2023 - $62 million).
(3)Q3'24 reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase the remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(6)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(7)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(8)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024 and section C - Profitability in the Q3'24 MD&A.
(9)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q3'24	Q3'23	2024	2023
Underlying net income (after-tax)	1,016	930	2,891	2,745
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(12)	107	(207)	(290)
Assumption changes and management actions ("ACMA")(1)	63	41	73	47
Other adjustments	246	(156)	33	(255)
Total underlying net income adjustments (pre-tax)	297	(8)	(101)	(498)
Add: Taxes related to underlying net income adjustments	35	(51)	22	90
Reported net income - Common shareholders (after-tax)	1,348	871	2,812	2,337

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended
September 30, 2024 includes amounts attributable to participating policyholders and excludes non-liability impacts.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q3'24 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q3'24 MD&A.

	Quarterly results
($ millions)	Q3'24	Q3'23
Assets under management
General fund assets	216,180	193,858
Segregated funds	145,072	119,988
Third-party AUM(1)	1,196,332	1,063,075
Consolidation adjustments(1)	(43,014)	(36,780)
Total assets under management	1,514,570	1,340,141

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q3'24 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	75	712
Debt securities(1)	1,032	1,228
Equity securities(2)	107	102
Sub-total	1,214	2,042
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,214	1,631

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'24
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	344	375	219	170	(92)	1,016
Add: Market-related impacts (pre-tax)	(7)	13	14	(55)	23	(12)
ACMA (pre-tax)	—	(47)	180	(74)	4	63
Other adjustments (pre-tax)	304	(8)	(43)	(7)	—	246
Tax expense (benefit)	3	49	(31)	(2)	16	35
Reported net income (loss) - Common shareholders	644	382	339	32	(49)	1,348
	Q3'23
Underlying net income (loss)	330	338	185	166	(89)	930
Add: Market-related impacts (pre-tax)	(3)	94	39	(1)	(22)	107
ACMA (pre-tax)	—	20	(30)	51	—	41
Other adjustments (pre-tax)	(81)	3	(71)	(7)	—	(156)
Tax expense (benefit)	22	(90)	9	2	6	(51)
Reported net income (loss) - Common shareholders	268	365	132	211	(105)	871

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    9

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to SLC Management's estimated acquisition-related liabilities; (iv) that are predictive in nature or that depend upon or refer to future events or conditions; and (v) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q3'24 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2024, Sun Life had total assets under management of $1.51 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

10    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE